P.E. 2/21/02

02016698

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 0 1 2002
THOMSON FINANCIAL

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 1 2002 WASH, D.C. 316

Thomson multimedia

46 quai A. Le Gallo
92648 Boulogne Cedex

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

(If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________)

Enclosures :

1. A solid fourth quarter, a transformed business profile and an excellent operational performance all contribute to strong progress for Thomson multimedia.
2. Market operation.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Thomson multimedia S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 14, 2002

THOMSON MULTIMEDIA S.A.

By : **Frank E. Dangeard**
Senior Executive Vice President

THOMSON MULTIMEDIA

# A solid fourth quarter, a transformed business profile, and an excellent operational performance all contribute to strong progress for Thomson multimedia in 2001

## Key highlights for 2001

- *Strong progress on results, in line with objectives and ahead of expectations despite difficult market conditions.*
- *All financial and operating targets were achieved: Revenues grew 15.4% to € 10.494 billion, Operating Profit (EBIT) grew 16.5% to € 636 million, and Operating Margin was 6.1% .*
- *This performance was driven by an excellent fourth quarter; a focused response by the company after the events of September, and a major effort to address the cost structure.*
- *Digital Media Solutions performance in line with objectives, with revenues of € 1,821 million and an EBIT margin of 13.1%.*
- *A significant improvement in working capital to 17.3% of sales, versus 21.4% in 2000 at comparable perimeter and accounting rules, € 554 million of cash freed-up.*
- *A healthy year-end balance sheet with net cash of € 400 million and shareholders' funds of € 4 billion.*
- *This performance demonstrates the success of the Group's strategy to re-position itself along the digital video chain and so transform its operational and financial profile.*

## Outlook for 2002

- *In line with the yearly performance achieved over the past three years, and with its objectives for 2003-2004, the Group maintains its double-digit growth targets for both Revenues and Operating Profits for 2002.*
- *The Group has based its cost structure for 2002 on the market conditions of the second half of 2001. The Group thus maintains its focus on profitability while putting itself in a position to react swiftly to a market upturn.*
- *Thomson should benefit in 2002 from new initiatives to support continued growth and profits such as the agreement with Echostar, the acquisition of Grass Valley Group, etc.*

**Paris, February 12, 2002** – The Board of Directors of Thomson multimedia met on February 11, 2002 in Paris to review the 2001 consolidated accounts. Within a particularly difficult economic context, the Board welcomed the results achieved by the Group, which were in line with the Group's financial objectives. It also highlighted the successful implementation of the Group's repositioning. Earnings before Income and Taxes (EBIT) grew 16.5% to € 636 million. Revenues grew 15.4% to € 10.494 billion. Operating cash flow before financial costs, exceptional items and taxes grew 107% to €1.444 billion

***Income statement 2001 vs. 2000***

| IN MILLIONS OF EUROS | 2001 | 2000 | VARIANCE |
|---|---|---|---|
| Revenues | **10,494** | 9,094 | +15.4% |
| EBIT | **636** | 546 | +16.5% |
| EBIT margin | **6.1%** | 6.0% | +0.1 pts |
| Profit before tax and goodwill amortization | **474** | 401 | +18.2% |
| Net result before Goodwill amortization* | **335** | 402 | -16.7% |
| Group Net Result | **286** | 394 | -27.4% |
| Earnings per share (in €) | ***1.22*** | *1.59* | |

* Net result includes a charge for taxes of 139 million in 2001, compared to a tax gain of 1 million in 2000.

In 2001, Thomson has actively pursued a strategy of repositioning itself along the digital video chain. The Group continued to expand its professional solutions offerings to leading media groups and network operators. These now represent over one third of its sales. Sales of consumer electronics products now represent less than half of the Group's revenues. The successful integration of Technicolor and Philips Broadcast has strengthened the Digital Media Solutions division. The division's contribution was in line expectations for 2001. In addition, the Group's offering to broadband network operators has been extended by the acquisition of Alcatel's DSL modem activity as well as by the creation of Nextream, a world leader in interactive multimedia networks. The Group continued its ongoing focus on improving its operating performance, which has contributed to the transformation of the Group's financial profile, in line with its plan for 2003-2004.

In difficult market conditions, particularly in the United States, Thomson took measures to protect its profitability, particularly in the second half of the year following the events of September. The Group accelerated its industrial reorganization and cost reduction programs in the Tubes and TV/Video activities, and paid particular attention to the profitability of its Consumer Products sales. Finally, Thomson took steps to reduce its working capital and control investments

**Strong revenue and operating profitability growth**
Consolidated revenues for the year 2001 totalled € 10.494 billion, an increase of 15.4% versus 2000. This growth was due to the integration of new entities during the first quarter 2001 (Technicolor on March 17, Philips Broadcast on January 1 and Nextream on February 15). However, on a comparable perimeter, the Group's revenue decreased by 3.5% in 2001. Difficulties persisted in certain markets, notably Tubes and Televisions in the United States, in particular during the third quarter. However, the Group posted revenue growth in Europe and also in its Technicolor division

During the fourth quarter, the Group recorded revenues of 3,399 million, an increase of 27% compared to the fourth quarter 2000. This good performance was supported by a return to growth of Displays and Components (+22.5%) and Consumer Products (+2.8%) during the quarter.

Consolidated operating profit grew 16.5% to € 636 million in 2001, a margin of 6.1%, in line with the Group's stated objective. The achievement of this profitability objective notably highlights the company's strong ability to adapt its operations to changing conditions as well as the benefits of

Thomson's repositioning on the services to the media industry. This strong operating performance equally resulted from strict cost reduction measures adopted within the Group, especially during the second half of 2001.

| IN MILLIONS OF EUROS | 2001 | 2000 | VARIATION 2000/2001 |
|---|---|---|---|
| ***Revenues by Division*** | | | |
| Digital Media Solutions | 1,821 | 149 | N.A |
| Displays and Components | 1,643 | 1 686 | -2.6% |
| Consumer Electronics | 6,582 | 6862 | -4.1% |
| New Media Services | 44 | 9 | N.A |
| Patents & Licensing | 395 | 378 | +4.4% |
| ***Operating Result by Division*** | | | |
| Digital Media Solutions | 239 | 2 | N.A |
| Displays and Components | 106 | 262 | -59.5% |
| Consumer Electronics | 134 | 172 | -22.1% |
| New Media Services | -82 | -83 | +1.2% |
| Patents & Licensing | 350 | 319 | +9.7% |

Digital Media Solutions

Revenues reached €1.8 billion, and operating profit €239 million. Technicolor was accounted in this result for only 9.5 months. This solid performance reflects the resilience of the activities of this division and the achievement of operational synergies, (purchases, information systems) following their successful integration.

Displays and Components

Revenues reached €1.6 billion, a decrease of 2.6% compared to 2000. Operating profit reached €106 million, a decrease of €156 million. The Tubes activity performed well in Europe, but was affected in the United States by overcapacity and that resulted in price and volume falls. The result was also impacted by a production incident at the glass factory at Circleville, which led to a partial interruption of production during the second half. In this context, the Group vigorously accelerated, particularly in the second half of 2001, the implementation of its Tiger restructuring program, with the goals of reorienting its production capacity towards high-end, large size tubes, and reducing its fixed cost structure. Specifically, Thomson closed its Scranton, USA and Mexico City, Mexico plants, as well as one production line in Marion, Indiana. During the fourth quarter, the Group actively contributed to the successful launch of the Xbox video game console, which translated into a strong sales increase for optical components.

Consumer Products

Revenues in Consumer Products reached €6.6 billion in 2001, a decrease of 4.1% compared to 2000. Operating profit reached € 134 million, a margin of 2.0%. In the U.S, the Group's sales of analog TV sets and VCRs decreased, due in large part to the inventory reduction initiated by retailers in the second half of the year and despite a good activity level at the end of the year (Thanksgiving, Christmas), notably for mid range TV sets. In Europe, the Group's sales continued to grow. The Thomson brand gained market share, in particular high-end rear-projection TVs (+ 4 points). In order to protect its profitability, the Group successfully reduced its cost base, notably within the frame of the globalization of its TV/Video activities effective July 2001.

Sales of broadband access products (digital set top boxes and cable modems) reached 6.8 million units in 2001, matching 2000's exceptional levels. Activity in Q4 was strong across most business lines, notably with DirecTV. The Group also continued to rebalance its sales by increasing its market share in Europe.

New Media Services

The Group is actively considering broadening the activities of New Media Services in line with the repositioning of the Group and its client base. In 2001, Thomson continued to develop the New Media Services division around interactive services. TAK (interactive television) was launched in

France, and the Group also continued its cooperation with Gemstar in electronic program guides in the US. The Division also integrated in 2001 the Screenvision, activity (from Digital Media Solutions) which specializes in cinema advertising. New Media Services recorded revenues of €44 million while maintaining, as expected, an operating result at the same level as in 2000, €(82) million.

Patents & Licensing

Revenues from Patents and Licensing reached € 395 million, an increase of 4.4%. Operating profit reached € 350 million. Revenues slowed slightly in Q4 reflecting inter alia lower production volumes of consumer products worldwide in the second half. During the year the Group actively developed its patent portfolio, increasing its patent filings by 10% over 2000.

**Net interest charges of € (29) millions**

The net interest charges reached €(29) million in 2001, compared to €(10) million in 2000. This increase reflects interest costs paid to Carlton as part of the financing of the Technicolor acquisition.

**Profit before taxes and goodwill amortization of € 474 million**

The Group's profit before taxes and goodwill amortization reached € 474 million, an increase of 18,2 % compared to 2000. Taxes were €139 million in 2001. In line with estimates at the half year, the second half effective tax rate declined significantly.

**Net result and earnings per share after taxes and before goodwill amortization**

Net income after taxes and before goodwill amortization reached € 335 million, compared to € 402 million in 2000. Goodwill amortization was € 49 million in 2001, including € 30 million for the amortization of goodwill related to the acquisition of Technicolor. Based on an average of 274.2 million of shares outstanding in 2001, earnings per share before goodwill amortization was € 1.22 million, compared to € 1.59 million 2000 (based on 252 million shares outstanding).

**Net result**

The Group's consolidated net result reached € 286 million, compared to € 394 million in 2000.

**Very strong cash position**

Cash generated from operating activities, before interest, exceptional items and taxes, reached € 1.444 billion in 2001, nearly twice the amount generated in 2000. This strong result reflects the improvement of the Group's operating performance, as well as the programs to reduce working capital. € 554 million was extracted from working capital during the year. At the end of December 2001, inventories represented 10.3% of sales, a marked decrease from 2000 (14.5% of sales).Capital expenditure, including those made within the activities acquired in 2001, reached € 423 million in 2001 at the same level as in 2000. The Group made financial investments of € 837 million in 2001, compared to € 122 million in 2000, reflecting the acquisitions of Technicolor, Philips Broadcast and Alcatel's DSL modems businesses. The Group ended the year with a positive cash position of € 400 million. Shareholders' funds at year end were in excess of € 4 billion.

**2002Outlook**

In line with its performance goals over the past three years, and with its objectives for 2003-2004, the Group maintains double-digit growth targets for both revenues and operating profit for 2002.

The Group has based its cost structure for 2002 on the conservative conditions present in the second half of 2001. As a result, the Group maintains its focus on profitability and also on its ability to react swiftly to a market upturn.

In 2002 Thomson should benefit from new initiatives supporting its growth and profitability, including the Echostar agreement, the acquisition of the Grass Valley Group, etc.

*"Thanks to an incredible mobilization of the team, Thomson was able in 2001, a difficult year, to maintain the pace of progress started 5 years ago, without losing track of its plan for 2003-2004. This new performance gives me confidence in the capacity of the company to attain, through a renewed and balanced activity profile, worldwide leadership along the digital video chain, and to continue to significantly increase our operating profitability, by 2004, in line with our plans", said* Thierry Breton, Chairman and Chief Executive Officer, Thomson multimedia.

About Thomson multimedia

With sales of 10.5 billion Euros (U.S. $ 9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson multimedia (Paris Euroclear: 18453) (NYSE: TMS), provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information: www.thomson-multimedia.com.

This press release contains forward-looking statements regarding Thomson multimedia's prospects 2002 that involve a number of risks and uncertainties. Among the factors that could cause actual income to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors such as pricing and marketing efforts of rival companies; timing of product introductions; ability of contract manufacturers to meet product price objectives and timing of product introductions; ability of contract manufacturers to meet product price objectives and delivery schedules; legislative, regulatory, and industry initiatives that may affect planned or actual product features and marketing methods; and the pace and success of product research and development. For more information on the potential factors that could affect the company's financial income, please review the relevant Thomson multimedia SEC filing.

**Press Relations :**
Marc Meyer Tel: 331.41.86.5003 (France) meyerm@thmulti.com
Dave Arland Tel: 1.317.587.4832 (United States) arland@tce.com

**Investor Relations :**
Stéphane Rougeot Tel: 331.41.86.5297 rougeots@thmulti.com

**THOMSON** MULTI MEDIA

**Press Release**

## Market Operation

Tuesday, February 12, 2002. Thomson multimedia is studying the possibility of raising funds in the markets in order to take advantage of new development opportunities, subject to market conditions.

The securities offered have not been and may not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.